MARK A. ELLIS
mark.ellis@kutakrock.com
(402) 231-8744
March 23, 2007
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attention: Ms. Hanna T. Teshome

Re:	First National Funding LLC
Registration Statement on Form S-3
File No. 333-140273
Ladies and Gentlemen:
     On behalf of First National Funding LLC (the “Registrant”), we enclose herewith for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the above-captioned registration statement on Form S-3 (the “Registration Statement”), including exhibits, which is marked to show changes from the Registration Statement that was filed with the Commission on January 29, 2007.
     Set forth below are the Registrant’s responses to the comments (included below for ease of reference) on the Registration Statement that were contained in the Staff’s letter to Ms. Karlyn M. Knieriem, dated February 26, 2007. The responses are numbered to correspond to the numbers on the Staff’s comments in its letter. Capitalized terms used herein have the same meanings as in the Registration Statement unless otherwise noted.
Registration Statement on Form S-3
General
     1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last 12 months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction IA.4. of Form S-3. Also, please provide us with the CIK Codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Securities and Exchange Commission
March 23, 2007

     Response: The depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Securities Exchange Act of 1934, as amended (the “1934 Act”), reporting during the last 12 months with respect to asset-backed securities involving the same asset class as that covered by the Registration Statement. No affiliate of the Registrant has offered a class of asset-backed securities involving the same asset class as this offering in an offering registered with the Commission in the 12 months preceding the date of the filing of the Registration Statement.
     2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus or that finalized agreements will be filed pursuant to the 1934 Act requirements.
     Response: The Registrant confirms that all material terms to be included in the finalized agreements for the transactions related to the offerings made pursuant to the Registration Statement will also be disclosed in the final Rule 424(b) prospectus for such offerings or that such finalized agreements will be filed pursuant to the 1934 Act requirements.
     3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
     Response: Unqualified legal and tax opinions will be filed at the time of each takedown with respect to the Registration Statement.
     4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a posteffective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
     Response: The Registrant confirms that the base prospectus includes all assets, credit enhancements or other structural features that the Registrant reasonably contemplates to be included in an actual takedown with respect to the Registration Statement.
Base Prospectus
Outsourcing of Servicing, page 20
     5. We note that the servicer may outsource certain of its servicing duties to third parties. Please revise the prospectus supplement to include bracketed language to indicate that you will provide the information required by Item 1108(a) of Regulation AB.

Securities and Exchange Commission
March 23, 2007

     Response: Bracketed language indicating that the Registrant will provide the information required by Item 1108(a) of Regulation AB has been added to the prospectus supplement on page S-10 and S-26.
Addition of Trust Assets, page 32
     6. Your disclosure indicates that you may, at your option, designate additional accounts to the trust. It is unclear whether this structure meets the limited exceptions to the discrete pool requirement under Item 1101(c)(l) of Regulation AB. Refer to Item 1101(c)(3) of Regulation AB. Please provide an analysis to explain how the addition of assets would meet the definition of an asset-backed security under Regulation AB.
     Response: The issuing entity is a master trust, as contemplated by Item 1101(c)(3)(i). Each of the series issued by the issuing entity will have a revolving period as contemplated by Item 1101(3)(iii) during which cash flows from the pool will be used to acquire additional assets. Additional credit card accounts may also be added to the pool to support existing and future series of securities issued by the issuing entity. Additional receivables arising in the revolving credit accounts designated to the trust are automatically added to the pool that backs the securities, which is consistent with paragraph (c)(3)(i) of Item 1101.
Reports to Noteholders, page 46
     7. It does not appear that you plan to provide all information in response to Item 1121(a) of Regulation AB, nor does it appear that you plan to provide information in response to Item 1121(b) during the prefunding period. Please revise your disclosure to include this information or advise why such information would not be material to investors.
     Response: Page 46 of the base prospectus has been revised to reflect that this information will be provided. Please also note the paragraph under the heading “Notice of Changes in Trust Portfolio”, which describes the information that will be filed by the issuing entity in response to Item 1121(b), including that portion of Item 1121(b) relating to a prefunding period.
Evidence as to Servicer’s Compliance, page 47
     8. Please revise your disclosure to clarify that you will file a separate assessment report, attestation report and servicer compliance statement, including when specific servicing functions are outsourced to third parties. Refer to Instructions to Items 1122 and 1123 of Regulation AB.
     Response: Page 47 of the base prospectus have been revised to clarify that the Registrant will file, or cause to be filed, a separate assessment report, attestation report and

Securities and Exchange Commission
March 23, 2007

servicer compliance statement, including when specific servicing functions are outsourced to third parties.
     9. Please revise to clarify that you will be using Item 1122(d) as the basis for your compliance and attestation reports.
     Response: Page 47 of the base prospectus has been revised to clarify that Item 1122(d) of Regulation AB will be used as the basis for the Registrant’s compliance and attestation reports.
     10. Please revise your disclosure to describe the reports required under the transaction documents and reports to be filed with the Commission, pursuant to Item 1118(a) and (b) of Regulation AB.
     Response: Pages 46 and 47 of the base prospectus have been revised to describe the reports required under the transaction documents related to the offerings made pursuant to the Registration Statement and reports to be filed with the Commission, pursuant to Item 1118(a) and (b) of Regulation AB. With respect to the disclosure required by Items 1118(a) and (b), please also note the disclosure under the headings “Reports to Noteholders” and “Where You Can Find Additional Information” on page 81 of the base prospectus.
Credit Enhancements, page 64
     11. Please revise your disclosure to describe the use of cross—support features.
     Response: We have revised the disclosure on page 64 to describe the use of cross-support features.
Exhibits
     12. It appears that the servicing agreements you have incorporated by reference do not comply with the new requirements in Exchange Act Rule 15d-18. Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation AB.
     Response: The revised servicing agreements are included as Exhibit 4.5 Form of First Amendment to the Transfer and Servicing Agreement and Exhibit 4.9 Form of First Amendment to the Second Amended and Restated Pooling and Servicing Agreement

Securities and Exchange Commission
March 23, 2007

     We trust that the foregoing adequately responds to each of the Staff’s comments and questions with respect to the Registration Statement. Please feel free to contact me at (402) 231-8744 if you need anything further in connection with this matter.

Sincerely,
/s/ Mark A. Ellis

Mark A. Ellis

cc:	Karlyn M. Knieriem
Jo Bass
Mary C. Fontaine
Julie A. Gillespie
Dianne E. Pierson